EXHIBIT 99.24

Material Change Report, dated March 18, 2005, regarding the initiation of enrollment into Phase Ib/IIa trial to evaluate potential of AMD070 in HIV infected patients

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED” or the “Company”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

March 16, 2005

Item 3.

News Release

The press releases were issued at Langley, B.C. on March 16, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on March 16, 2005 the initiation of enrollment into a Phase Ib/IIa trial to evaluate the potential of AMD070, an oral CXCR4 HIV entry inhibitor, in HIV-infected patients.

Item 5.

Full Description of Material Change

AnorMED announced on March 16, 2005 the initiation of enrollment into a Phase Ib/IIa trial to evaluate the potential of AMD070, an oral CXCR4 HIV entry inhibitor, in HIV-infected patients. The Company’s clinical program for AMD070 is being conducted by leading investigators at the U.S. Adult AIDS Clinical Trials Group (ACTG), which is supported by the National Institute of Allergy and Infectious Diseases at the National Institute of Health.

The trial will be conducted at multiple centers in the U.S. and will enroll up to 48 patients. The study will evaluate the ability of AMD070 to reduce the CXCR4 viral load in HIV patients and will provide additional safety and pharmacokinetic data on the drug candidate. Details of the study are available at http://www.clinicaltrials.gov. AnorMED hopes to present data from this trial in 2005.

In order to enter and infect cells HIV must bind to either the CXCR4 or CCR5 receptor. Combining CXCR4 and CCR5 HIV entry inhibitors may become a new paradigm in the treatment of HIV. AnorMED’s HIV Entry Inhibitor Program is focused on the discovery and development of drugs that target both receptors. AMD070, which was developed in-house at AnorMED, targets the CXCR4 receptor. The Company also has several compounds in preclinical studies that target the CCR5 receptor and hopes to initiate a clinical program in 2006.

ACTG is the largest HIV trials organization in the world and has played a key role in providing important data for HIV/AIDS treatment and prevention strategies. The ACTG is composed of, and directed by, leading clinical scientists in HIV/AIDS therapeutic research that are supported by grants from the Division of AIDS, a division of the National Institute of Allergy and Infectious Diseases (NIAID), National Institutes of Health, U.S. Department of Health and Human Services.

Note: Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

March 18, 2005.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory